SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: January 3, 2006	By:	/s/ Nancy C. Gardner

7 December 2005.   Charles Sinclair To Step Down From Reuters Board

London – Charles Sinclair, Group Chief Executive of the Daily Mail and General Trust plc., has decided to leave the Reuters Board after nearly twelve years of service. His decision took effect at close of business on 6 December 2005. During his time on the Reuters Board, Charles Sinclair was Chairman of the Remuneration Committee, Chairman of the Audit Committee and a member of the Nominations Committee.

Niall FitzGerald, Chairman of Reuters, comments, “Charles has made an outstanding contribution as a non-executive Director of Reuters providing important, consistent advice at a time of great change for the company. On behalf of the Reuters Board I would like to thank him for all the work he has done for the company.”

Ends

Contacts

Johnny Weir Tel:
+ 44 207 542 5211
Mobile: + 44 7990 565211
johnny.weir@reuters.com

Notes to Editors

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate (MLT) in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Reuters Group revenues, including those of Instinet Group, were £2.9 billion. From July 2005, Instinet Group is being treated as a discontinued operation in the profit and loss account. Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

8 December 2005.   Reuters Shareholders To Receive $1.1 Billion From Instinet Sale

London – Reuters (LSE: RTR; NASDAQ: RTRSY) today confirmed that it will receive total net cash proceeds of $1.1 billion (£630 million) from its 62% holding in Instinet Group, after tax, transaction fees and including the dividend made by Instinet Group in August following sale of its LJR subsidiary. This follows NASDAQ’s announcement today that it has completed its acquisition of Instinet Group.

The sale proceeds will be returned to Reuters shareholders as part of the two year share buy back programme announced in July to return £1 billion to shareholders. Reuters has returned £182 million to shareholders since July, having repurchased 47,550,000 shares at an average price of £3.82.

Tom Glocer, Reuters Chief Executive Officer, said: “Reuters has worked hard to maximize the value to our shareholders of the company’s investment in Instinet. I am very pleased that we have been able to complete this transaction and help fund our previously announced £1 billion share buyback program. I am confident that the combination of this large cash return and our Core Plus growth strategy will build significant shareholder value.”

Ends

Contacts

Yvonne Diaz
Tel: +44 (0) 20 7542 2615
Mobile: +44 (0) 7990 560 615
yvonne.diaz@reuters.com

Miriam McKay
Tel: +44 (0) 20 7542 7057
Mobile: +44 (0) 7990 567 057
miriam.mckay@reuters.com

Note to Editors

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Reuters Group revenues, including those of Instinet Group, were £2.9 billion. From July 2005, Instinet Group is being treated as a discontinued operation in the profit and loss account. This press release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are highlighted in the press release and are described in more detail in Reuters Annual Report and Form 20-F 2004 under the heading ‘Risk Factors’ and in Reuters interim results press release included in its Report on Form 6-K dated 27 July 2005. Copies of the Annual Report and Form 20-F 2004 and the Form 6-K are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Reuters and the sphere logo are the trade-marks of the Reuters group of companies

5 December 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,550,000 ordinary shares at a price of 403.9247 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 44,300,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,396,363,171.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

6 December 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,250,000 ordinary shares at a price of 407.2538 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 45,550,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,395,215,197.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

7 December 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 408.0236 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 47,550,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,393,215,197.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

9 December 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 407.8017 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 49,550,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,391,268,663.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

Reuters Group PLC
Transaction in Own Shares

12 December 2005

Reuters Group Plc announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 2,250,000 ordinary shares at a price of 410.77 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reuters Group plc holds 51,800,000 shares as treasury shares. The total number of shares in issue (excluding shares held as treasury shares) is 1,389,018,663.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

13 December 2005
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 2,000,000 ordinary shares at a price of 407.1917 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 53,800,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,387,018,663.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

14 December 2005
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 2,000,000 ordinary shares at a price of 404.825 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 55,800,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,385,062,022.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

19 December 2005
Reuters Group PLC

Transaction in Own Shares

Reuters Group Plc announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,500,000 ordinary shares at a price of 409.35 pence per share.

The purchased shares will be held as treasury shares. Following the above purchase, Reuters Group plc holds 57,300,000 shares as treasury shares.

The total number of shares in issue (excluding shares held as treasury shares) is 1,383,640,104.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

20 December 2005
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 100,000 ordinary shares at a price of 407.9471 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 57,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,383,549,691.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057